UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 144 NOTICE OF PROPOSED SALE OF SECURITIES PURSUANT TO RULE 144 UNDER THE SECURITIES ACT OF 1933						OMB APPROVAL
OMB Number: 3235-0101 Expires: December 31, 2009 Estimated average burden hours per response 2.00
SEC USE ONLY
DOCUMENT SEQUENCE NO.

CUSIP NUMBER
ATTENTION: Transmit for filing 3 copies of this form concurrently with either placing an order with a broker to execute sale or executing a sale directly with a market maker.
1 (a) NAME OF ISSUER (Please type or print)			(b) IRS IDENT. NO.	(c) S.E.C. FILE NO.		WORK LOCATION
Kirkland’s, Inc			62-1287151	000-49885
1 (d)	ADDRESS OF ISSUER	STREET	CITY	STATE	ZIP CODE	(e) TELEPHONE NO.
431 Smith Lane		Jackson	TN		38301	AREA CODE	NUMBER
						731	988-3600
2 (a)	NAME OF PERSON FOR WHOSE ACCOUNT THE SECURITIES ARE TO BE SOLD	(b)	RELATIONSHIP TO ISSUER (c)	ADDRESS STREET	CITY	STATE	ZIP CODE
Miles Kirkland(1)		Director	C/O Mastrapasgua Asset Management, 814 Church St, Suite 600 Nashville TN				37207

INSTRUCTION:  The person filing this notice should contact the issuer to obtain the I.R.S. Identification Number and the S.E.C. File Number.

3 (a) Title of the Class of Securities To Be Sold	(b)	Name and Address of Each Broker Through Whom the Securities are to be Offered or Each Market Maker who is Acquiring the Securities	SEC USE ONLY	(c)	Number of Shares or Other Units To Be Sold (See instr. 3(c))	(d)	Aggregate Market Value (See instr. 3(d))	(e)	Number of Shares or Other Units Outstanding (See instr. 3(e))	(f)	Approximate Date of Sale (See instr. 3(f)) (MO. DAY YR.)	(g)	Name of Each Securities Exchange (See instr. 3(g))
			Broker-Dealer File Number
Common Stock	Morgan Keegan: Co., Inc. 50 North Front Street Memphis, TN 38103			Up to 100,000		$ 1,098,000 (as of 7/6/09)		19,669,704		Commencing on July 7, 2009		NASDAQ

INSTRUCTIONS:

1.	(a)	Name of issuer	3.	(a)	Title of the class of securities to be sold
	(b)	Issuer’s I.R.S. Identification Number		(b)	Name and address of each broker through whom the securities are intended to be sold
	(c)	Issuer’s S.E.C. file number, if any		(c)	Number of shares or other units to be sold (if debt securities, give the aggregate face amount)
	(d)	Issuer’s address, including zip code		(d)	Aggregate market value of the securities to be sold as of a specified date within 10 days prior to the filing of this notice
	(e)	Issuer’s telephone number, including area code		(e)	Number of shares or other units of the class outstanding, or if debt securities the face amount thereof outstanding, as shown by the most recent report or statement published by the issuer
				(f)	Approximate date on which the securities are to be sold
2.	(a)	Name of person for whose account the securities are to be sold		(g)	Name of each securities exchange, if any, on which the securities are intended to be sold
	(b)	Such person’s relationship to the issuer (e.g., officer, director, 10% stockholder, or member of immediate family of any of the foregoing)
	(c)	Such person’s address, including zip code
Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.
SEC 1147 (02-08)

TABLE I — SECURITIES TO BE SOLD
Furnish the following information with respect to the acquisition of the securities to be sold and with respect to the payment of all or any part of the purchase price or other consideration therefor:

Title of	Date you		Name of Person from Whom Acquired	Amount of	Date of
the Class	Acquired	Nature of Acquisition Transaction	(If gift, also give date donor acquired)	Securities Acquired	Payment	Nature of Payment
Common	10/21/05	Gift (2)	Carl T. Kirkland GRAT 2001-1, Robert Walker, Trustee (12/01)	467,289	N/A	N/A

INSTRUCTIONS:
If the securities were purchased and full payment therefor was not made in cash at the time of purchase, explain in the table or in a note thereto the nature of the consideration given. If the consideration consisted of any note or other obligation, or if payment was made in installments describe the arrangement and state when the note or other obligation was discharged in full or the last installment paid.

TABLE II — SECURITIES SOLD DURING THE PAST 3 MONTHS
Furnish the following information as to all securities of the issuer sold during the past 3 months by the person for whose account the securities are to be sold.

Amount of
Name and Address of Seller	Title of Securities Sold	Date of Sale	Securities Sold	Gross Proceeds
N/A
REMARKS:	1.	This Form provides information regarding potential sales by The Miles T. Kirkland 2001-1 Separate Trust, Robert Walker, Trustee (the “Trust”), which received shares of the Issuer on October 21, 2005 from the Carl T. Kirkland GRAT 2001-1, Robert Walker, Trustee (the “GRAT”). As sole beneficiary to the Trust, the Trust and Miles Kirkland are deemed the same person for purposes of this Form pursuant to Rule 144(a)(ii).

	2.	The gift from the GRAT to the Trust, as to which Robert Walker serves as Trustee, was for the benefit of Miles Kirkland as sole beneficiary. Mr. Kirkland disclaims beneficial ownership of all shares owned by the Trust, and the filing of this Form is not an admission that he is the beneficial owner of these securities.

INSTRUCTIONS:	ATTENTION:
See the definition of “person” in paragraph (a) of Rule 144. Information is to be given not only as to the person for whose account the securities are to be sold but also as to all other persons included in that definition. In addition, information shall be given as to sales by all persons whose sales are required by paragraph (e) of Rule 144 to be aggregated with sales for the account of the person filing this notice.

The person for whose account the securities to which this notice relates are to be sold hereby represents by signing this notice that he does not know any material adverse information in regard to the current and prospective operations of the Issuer of the securities to be sold which has not been publicly disclosed. If such person has adopted a written trading plan or given trading instructions to satisfy Rule 10b5-1 under the Exchange Act, by signing the form and indicating the date that the plan was adopted or the instructions given, that person makes such representation as of the plan adoption or instruction date.

7/7/2009	/s/ Miles Kirkland
DATE OF NOTICE	(SIGNATURE)

DATE OF PLAN ADOPTION OR GIVING OF INSTRUCTION, IF RELYING ON RULE 10B5-1	The notice shall be signed by the person for whose account the securities are to be sold. At least one copy of the notice shall be manually signed. Any copies not manually signed shall bear typed or printed signatures.

ATTENTION: Intentional misstatements or omission of facts constitute Federal Criminal Violations (See 18 U.S.C. 1001)
SEC 1147 (02-08)